FILING PURSUANT TO RULE 425
OF THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14(a)-12
OF THE SECURITIES EXCHANGE ACT OF 1934

FILED BY: STERLING FINANCIAL CORPORATION

SUBJECT COMPANY: EMPIRE FEDERAL BANCORP, INC.
COMMISSION FILE NO. 0-28934

SEPTEMBER 23, 2002

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Empire Federal Bancorp, Inc. ("Empire"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's and Empire's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects" "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and Empire and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Empire may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Empire may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Empire's markets could adversely affect operations; and (10) an economic slowdown could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Empire's reports (such as Annual Reports on Form 10-K and 10-KSB, Quarterly Reports on Form 10-Q and 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

        Sterling cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sterling or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Sterling does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Empire's shareholders for their consideration. Sterling and Empire will file a registration statement, a joint prospectus/proxy statement and other relevant documents concerning the proposed transaction with the SEC.

        SHAREHOLDERS OF EMPIRE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents containing information about Sterling and Empire when they become available on the SEC's Internet site at (http://www.sec.gov).

        Empire and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Empire in connection with the Merger. Information about the directors and executive officers of Empire and their ownership of Empire common stock is set forth in Empire's proxy statement, dated April 18, 2002, for Empire's 2002 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        * * *

  THE FOLLOWING IS A COPY OF THE TRANSCRIPT OF THE SIMULTANEOUS AUDIO WEBCAST OF THE MEETING HELD BY STERLING ON SEPTEMBER 20, 2002 TO DISCUSS THE MERGER OF STERLING AND EMPIRE.

STERLING FINANCIAL CORPORATION

PRESS CONFERENCE

September 20, 2002

Coordinator	Good day, everyone. Welcome to the Sterling Financial Corporation conference call. Today's conference is being recorded for replay. Investors can access the replay on September 24, 2002 at 12:00 p.m. eastern time by dialing 402-220-9676. The continuous replay will be offered through October 15, 2002, 9:00 p.m. eastern time. Each of you will be in a listen-only mode until the question and answer session.
I would like to turn the call over to Heidi Stanley, Executive Vice President of Corporate Administration for Sterling Financial Corporation. Please go ahead.
H. Stanley
Good morning, and welcome. Thank you for joining us to hear about our exciting merger announcement between Sterling Financial Corporation and Empire Federal Bankcorp. In a moment I will introduce our Chairman and CEO, but first I would like to start with the standard caveat.
This presentation does contain some forward-looking statements, including our expectations for the merger, and of course actual results may vary.

For those of you on the phone and joining us by Webcast, we ask you to review further the Safe Harbor legends in our press release and transaction summary, both of which can be downloaded from our Web site, which is www.sterlingsavingsbank.net. We plan to summarize the transaction document and touch on many of the highlights today, but we also suggest that you access this document, if you haven't already, for additional information we will not be covering during the conference call.

We are conducting today's call from two locations, Harold Gilkey, our Chairman and CEO, and Bill Ruegamer, President and CEO of Empire Federal Bankcorp, are in Missoula, Montana, and Dan Byrne, Senior Vice President and Chief Financial Officer is here with me in the Sterling Corporate office in Spokane. So without further ado I would like to introduce to you Harold Gilkey.
H. Gilkey
Good morning. Let me welcome you all to today's call. As you know, Sterling and Empire announced the signing of a definitive agreement for Sterling to acquire Empire yesterday afternoon. I would like to personally welcome the Empire team, its customers, and of course its shareholders to the Sterling family. This morning we'd like to give you a little more detail on the transaction and answer any questions that you may have.

Maybe the first two questions are, "Why Montana?" and "Why Empire?" This is a transaction that combines strong financial returns, growth opportunity, and a low level of operational risk. Empire Federal Bankcorp is a holding company of Empire Bank, a Montana-based community-oriented financial institution that has had traditionally offered a variety of savings products to its retail customers, while concentrating its lending activities on the origination of loans secured by one to four family residential dwellings. Empire considers South Central Montana as its primary market.

We of course do anticipate some changes in their business operations. Most importantly is their addition of Sterling's product lines and delivery system to enhance their existing customer service capabilities.
Empire is a quality organization, which has an excellent reputation in the markets that they serve. It has had excellent credit quality and is a very hometown-helpful culture.

This transaction is consistent with our growth strategy and offers Sterling the following highlights: First, at closing the transaction will be immediately 3% accretive to earnings per share. The transaction increases tangible equity asset ratio by approximately 35 basis points, and the purchase price is marginally above the book value of Empire.

Sterling's capital base is strengthened by the addition of approximately $28.5 million, immediately extending additional loan opportunities to Empire's customers, in addition, by adding the diverse array of products, including a wide variety of what Sterling terms as a perfect fit banking operation for retail, business, and commercial banking customers. The services that we will add, which Empire does not currently have are direct deposit, ACH, 24-hour anytime line access, business lines of credit and term loans, business Visa as well as merchant accounts, commercial checking with sweep accounts, on-line bill paying as well as Internet banking services. Additionally, we will add our international banking benefits to their organization. As well, the services of Empire Subsidiary, Dime Insurance Agency, provides additional array of products for Sterling's customers as well. The synergies that result between the Insurance Agency product line and our existing customer base enhance our cross-selling opportunities and provide products and services to follow suit with existing customer relationships and open doors to new customers.

Acquiring Empire provides additional opportunity for Sterling's regional growth as well, while immediately extending the Pacific Northwest Community bank franchise to two of Montana's largest market. These franchises are poised to increase their market share along the I-90 corridor, which continues to be the center of economic development in Montana. In addition to the five branches, we are fortunate to be adding a number of high quality banking professionals to our staff.
At this time, I've asked Bill Ruegamer, the President and CEO or Empire Federal, to make a few comments.

B. Ruegamer
Thank you, Harold. Good morning, everybody. I would like to start off by saying that Empire is extremely pleased to have the opportunity to partner with Sterling. Sterling's size, array of products, technology, delivery systems, lending capabilities, and understanding Montana markets will allow our bankers to serve a broader segment of the market, opening doors to many opportunities we have been unable to service in the past. The merger with Sterling will provide a number of benefits to our existing customers. Probably the most important is Sterling's product lines, which will provide our bankers with an array of new products to service the growing needs of our retail, business and commercial customers. The combined strength of the two organizations provides fuel for Sterling to capitalize on the business and commercial opportunities in the Interstate 90 corridor of Montana. Empire shareholders are receiving a premium on their investment and a more liquid stock. Thank you.
H. Gilkey	Thank you, Bill. I'm extremely pleased that we've been able to get together.

While this transaction carries a low level of operational risk, such as computer systems conversion, branch enhancements, and other facility consolidations, we believe it can be accomplished successfully. We have a track record of success when it comes to acquisitions. With 12 acquisitions since the inception of Sterling, and our tremendous success in our 1998 acquisition of Big Sky Bank Corporation in Western Montana, we have an excellent understanding of the marketplace.

With Empire in place and a solid foundation for growth, we expect Sterling to immediately begin garnering market share, and with 80% of the economic activity in Montana focused along the I-90 corridor, we have strategically located all of the financial centers to begin capturing that opportunity. We expect the internal rate of return on this transaction to exceed 15%.
At this time I would like to ask Dan Byrne to summarize the terms of the merger agreement.
D. Byrne
Thanks, Harold. I'm assuming that everybody on the line has had a chance to pull down the slide presentation that's on our Web site, so I'm going to hit the highlights starting with slide number eight.

To recap, Sterling will pay $19.25 for each share of Empire. The payment will be in stock and the aggregate transaction value is $29.8 million. The exchange ratio will be determined by formula, based upon Sterling's stock price just prior to the closing. The transaction is structured to be tax-free and accounted for as a purchase. We intend to merge Empire's holding company into Sterling Financial Corporation, and Empire Savings Bank into Sterling Savings Bank. Empire branches will operate as Sterling Savings after the consummation, which we anticipate will be in the first quarter of 2003.

Moving on to the deal pricing slide, number ten. One of Sterling's growth strategies has been to seek out a converted mutual, which we could purchase that would provide Sterling with additional capital and growth opportunities. While Empire has not had a record of strong earnings on a return on equity basis, this deal is priced to be very attractive on a book value basis, and as Harold indicated, we expect the transaction will exceed our 15% return on equity hurdle rate.

Moving on to slide 12, the pro forma earnings. You will note, the largest item contributing to the earnings pick-up is the additional growth. This represents deployment by Sterling of a portion of the excess capital acquired by Sterling. This allows Sterling further growth in its loan portfolio throughout our footprint. We've used a conservative estimate for the loan growth funded by wholesale sources initially but converted into deposits over time. Remember, by the way, that Sterling in recent times has been a net seller of loans, and with this additional capital, this will allow for opportunities to retain certain loans on our books.

The second item contributing to the earnings pick-up is the cost savings ssociated with the elimination of certain benefit plans, a couple of ontracts, and the duplicated functions in the Empire operations.

Moving on to slide 13, this transaction is structured to be accretive to earnings initially, as Harold indicated, and while the stock price may fluctuate within the collar, at the low end of the collar this will be accretive also.
Then looking at slide 14, you can see the cost savings are anticipated to be 28% of Empire's costs, which cost savings were confirmed through our due diligence activities, which have been completed.

Slide 15 represents the deal costs. The three categories: Transaction costs relate to the costs associated with the issuance of the proxy prospectus and the paying of advisors. The conversion costs include things like our cost to change over the branch name and providing customers with new checking account stock. The employee related costs representing a buyout of a contract and severance for duplicated positions.
At this time I won't go through the remaining slides, I think they stand for themselves, but if you have any questions later on I'll be glad to answer those. At this time I'll turn it back to Harold.
H. Gilkey
Thank you, Dan. Let me once again summarize the transaction. This transaction is immediately 3% accretive to earnings. Sterling's capital base is strengthened by an additional $28 plus million in capital, which will provide for additional regional growth. This transaction is consistent with our growth strategy and introduces us to the I-90 corridor in Montana's best markets. At the same time we are expanding our presence in the Pacific Northwest region, we are able to maintain exceptional asset and quality, and most important, we are creating additional opportunities to increase shareholder value.
With that I would now like to open it up for a question and answer session.
Coordinator	Our first question comes from Brett Rabatin.

B. Rabatin	Good morning. A couple of questions: First, if you could talk briefly about the negated transaction Empire was previously engaged in during the second quarter? Just why that ended up being terminated?
B. Ruegamer	Are you talking about Kalispell, Montana?
B. Rabatin	Yes.
B. Ruegamer	They could not get a variance opinion that would justify the price.
B. Rabatin	Okay, so you just walked away from the transaction?
B. Ruegamer	That's correct.
B. Rabatin	Okay
H. Gilkey	I think I'd only add that the Kalispell unit wanted more money than Bill was willing to pay.
B. Rabatin	Okay. In looking at it, it looks like you're going to close the one branch that is in Missoula, correct?
H. Gilkey
Yes. The Missoula branch at Empire was opened just recently, and the Sterling operation there has what I would call a less than standard location, so I believe that our plan is for us to consolidate those two into the Empire new location.
B. Rabatin	You don't assume any customer loss from any of the other branches, and you're not assuming that there will be any loss of customers from that branch either?
H. Gilkey	No. I believe that by the addition of additional product line we'll actually have an immediate expansion of customers.
B. Ruegamer
On that behalf, I think it's a great opportunity for customers in the Montana market, for us to be able to expand our lending authority, you might say to meet the needs of quite a few of the larger lines and credit and loans that we were unable to compete in at this time because of our size.
B. Rabatin
Thirdly, in terms of the economic environment where it stands today, this transaction increases the pro forma tangible capital. Explain the decision increasing the balance sheet of the pro forma franchise by putting on additional loans and leverage versus having an increase in tangible capital.
H. Gilkey
Initially the company will add $28 million to our capital base, which will increase our tangible capital function. We have, over the last three years, been restricted in the growth of our assets because of the capital ratios that we've possessed at Sterling. Therefore, we've been selling product that we've manufactured to the secondary market or participating out large commercial loans. We think that by the additional capital we will not use up all of the, what I would call excess capital at Empire. We'll actually increase our capital ratios and we'll use some of it to retain the loans that we're most capable of generating.

B. Rabatin
Lastly, in terms of the Empire footprint, it looks to me like the Gallatin County area is probably the most growth-oriented, if you want to call it that, is that generally what you're expecting for the next year or two at least?
H. Gilkey
Well my expectation, and I'll defer to Bill a little bit here, but my expectation is the Yellowstone market in Billings has a higher growth potential, albeit they've only had that branch there for about a year and a half. I think with the product differentiation we'll be able to substantially increase the market share in Yellowstone, albeit you look back at Bozeman, Gallatin County is an excellent county to perform in. Bill, do you have any additional comment?
B. Ruegamer
Gallatin County is a good market and certainly gives Sterling some opportunities for growth and expansion, but I really and truly believe that the best markets that they have an opportunity in on the commercial side of the business is the Yellowstone County, Billings area, and the Missoula market, which are really two of the finest markets in Montana. Bozeman would be the third one of those. So it's three really good locations for Sterling to compete generally in the market of Montana.
B. Rabatin	Okay. Great, guys. Congratulations on the acquisition.
H. Gilkey	Thank you.
Coordinator	Our next question comes from Louis Feldman.
L. Feldman	Good morning. Dan, Harold, you guys have had a couple of busy days.
H. Gilkey	It's actually been pretty quiet, Lou.
L. Feldman
I too have three questions, one of them related to Empire's cost of funds. Dan, you're making an assumption that part of the cost savings is going to be on the ability to pull down anticipated reduction in deposit costs, yet Empire states specifically in their second quarter Q that to increase deposits they've been paying higher than market rates. Can you give us some color as to the elasticity or sensitivity of these rates? In addition to that, the fact that of the $90 million in CDs that Empire currently has on the books, if they're attracting these deposits by paying the higher rates, how much of this is hot money, in which case you certainly don't have the amount of deposits you thought, and the loan to deposit ratio drops dramatically over the next six to twelve months in deposit runoff if you're going to try and lower rates and people don't like it?
B. Ruegamer
Let me answer. None of the money that Empire has is hot money. It's all market priced money that was obtained locally. We don't have out of area money. We do expect some modest decline in CD because of rates, but none of the money was hot money. I would imagine that 90% of that money will be retained.

H. Gilkey
I'd add, Lou, that Empire is remarkably like Big Sky, in that when we acquired Big Sky they were substantially a CD operation. By that I mean they had in excess of 90% of their funding was CD and was on the high side of the marketplace. We were successful in retaining the CDs that we desired from a time length standpoint, and we were also substantially successful in adding checking accounts that drove our cost of funds down. So I think it's a combination of retaining the CDs you want and adding the checking account portfolio.
Dan, you might comment, if you want to, on your analysis.
D. Byrne
I was going to say that we've built in some conservative estimates in terms of the CD pricing to bring it back a little bit more in line with the market we see generally. We did anticipate some deposit runoff in the 10% to 12% range initially, but our experience in the Big Sky transaction is that we retain and convert some of those dollars into money market and checking accounts with the addition of new products. Initially the modeling has been that we will lose some CDs as we re-price, but we will get that back in about a year and a half with the implementation of new products.
L. Feldman
The second question I have is for Dime. You make the statement in the briefing that it's a new product line to bring to your Sterling customers. Is this something that you plan to expand out to the entire network, or is this something that you're going to keep in Montana? Second off, could you then comment on the fact that over the past two years this division has lost money over the first six months, only to come back, apparently, and turn profitable somewhere in the third or fourth quarter of the year, but never being a significant contributor to the bottom line at Empire, and how you expect that you might change that?
H. Gilkey
I think your first premise is correct. We have been analyzing the insurance agency business now for the last year and a half, and have actually had some negotiations to acquire an agency so that we could provide product line throughout our entire system, so my expectation is that we will be adding to the system of Dime.

I would note that Dime has been very localized, and they've had a change in leadership over the last four or five months. I spent a good deal of time with the Dime people yesterday, and I feel very comfortable that we'll be able to utilize that platform to create an expansion of products for our customer base. Lou, I don't see it as a significant developer of earnings during the first year/year and a half of its operation, as it'll use up most of the profitability by expansion costs.
L. Feldman	Is it potentially a drag? For example, last year over the first six months they lost $6,000. This year over the first six months they've lost $26,000.
H. Gilkey	Six thousand dollars is not a significant portion of our income stream.
L. Feldman	I understand that.

B. Ruegamer
Let me explain that to you. We have changed management and we think we're stronger moving forward, but in the insurance business a lot of your commercial product earnings come in the last six months of the year. We pretty much live off of our personal lines business in the first part of the year, and then as the commercial begins to pay the premiums, we begin to make money, although the earnings have been modest. That's just the cyclical nature of that particular insurance agency.
L. Feldman	So there's a strong seasonality to the performance of this division?
H. Gilkey	There's a seasonality to the way that Dime has been run in the past. I don't see that going forward.
L. Feldman	Okay. I've got more questions, but I'll step back to let others ask.
Coordinator	Our next question comes from Mark Gordon.
M. Gordon	Could you elaborate a bit on the collar and any other adjustments that were referenced in the press release, whether they be balance sheet or price related?
D. Byrne
I think if you got a chance to look at slide nine, you'll see that's detailed out. The collar has a floor of, and this would be Sterling stock price we're talking about, $17.01 on the low end and $22.68 on the high end. While the accretion number was actually reflected based on the price the day before yesterday, should our stock price drop to the low end, Sterling would exchange 1.132 shares for each share of Empire. If Sterling stock were at the high end of that collar of $22.68, we would then issue .849 shares of Sterling stock for each of the Empire shares. Then it's just a formula in between that range; it goes up and down kind of pro rata.
M. Gordon	I don't have the slide in front of me, I apologize, but is there a per share number? You quoted it in terms of the aggregate consideration, but.
D. Byrne	Yes, $19.25.
M. Gordon	But the ratios on the top and the bottom, is there a per share ratio?
H. Gilkey	Well there's a fixed number of shares, not a ratio.
M. Gordon	Okay. I guess I would divide that by the outstanding shares of Empire and come out to a ratio.
D. Byrne	Right. One point zero four five is what I recall, based on the pricing of $18.44. It'll fluctuate depending on where the stock price works out to be.
M. Gordon	Are there any walk-aways contained in that collar? Any walk-away provisions?
D. Byrne	No, there are not.
M. Gordon	The average pricing period, what is that going to be?
D. Byrne	It would be the average price ten days before the determination date, which is five days before our closing, so roughly the 15-day period before.
M. Gordon	Two more quick ones. Could you talk about any regulatory approvals? Does the merger agreement allow for any prorated dividends at the time of close?

D. Byrne
With respect to regulatory approval, we will need to get OTS and state of Washington approval. That acts also for the state of Montana approval. We don't anticipate any hurdles. We've talked to both sets of regulators.
M. Gordon	The last one, I had asked was about the prorated dividend to the close of the transaction, assuming it doesn't happen right around the dividend payment date?
H. Gilkey	I don't believe our contract provides for pro-rata, so the dividends will continue at Empire through normal course, and there's no pro-rate at closing.
M. Gordon	Great. Thank you very much.
H. Gilkey	Thank you.
Coordinator	Our next question comes from Matthew Byrnes.
M. Byrnes	Hi, Harold. How are you?
H. Gilkey	Hi, Matt.
M. Byrnes
Just a quick question. In the early '90s your franchise was generating north of a 15 ROE from '92 to '94. Since '94 I guess you've set out as a goal getting back to a 15 ROE. What I'm wondering is, with doing this deal, as attractive as it may sound, is it indicative that the current franchise that you for whatever reason structurally you can't get to a 15 ROE? I'm trying to think of what we should infer from this.
H. Gilkey
The basic position in the '92 to '94 era, we had our residential mortgage production house, Action Mortgage Company, doing extremely well. We were using some of the money from that to expand our delivery system at Sterling. Some time in the mid '90s we made the decision to convert the company from a thrift platform to a bank platform, and have been successful in doing that. You'll note that our earnings this year have been north of 13% on equity and accelerating. Our goal is to be on a run rate at 15% in the fourth quarter this year, even though we had anticipated rates to be rising and some recovery of the economy. But we now have all of the systems in place proceeding forward. I think the capital raising that will come from the Empire transaction gives us the ability to maintain our loan production rather than selling it, thereby increasing our margins, thereby giving us a higher rate of return. I would also note that we've had a substantial increase in our fee income generation, primarily our transaction account fees. We feel very comfortable at proceeding into 2003 that the 15% return on equity is achievable.
Coordinator	Our next question comes from Louis Feldman.
L. Feldman
While the numbers are not significant on a Sterling level, for Empire the non-performing loans, NPLs to total loans have been growing. Can you give us some color on the multi-family loan that you state was significant and not performing that gave you trouble earlier this year, and what your expectations are in resolution of the other 10 to 15 loans that you have on the books, before this deal closes?

B. Ruegamer
Of our non-accruals there's two large loans, and I'm assuming the one you're referring to is a project in our smaller market that's gone sour on us. I can't tell you what the potential outcome of that is going to be, but we have recognized the loan loss at this point, and we'll be proceeding with the collection of the loan either through collection from the borrowers and guarantors or foreclosure.
H. Gilkey	Our due diligence says that they've appropriately managed that account now.
D. Byrne
Lou, I would just add two items. One is that Empire just went through an OTS examination in June, and outside of the couple of loans they'd identified as non-performing, there were no other issues raised in the examination report. Our own due diligence also confirmed the level of the non-performers as a quality issue, so they're well at hand.
L. Feldman	Do you believe that their provision is adequate, or will you be taking an extra provision?
D. Byrne	There's been some discussion with respect to a modest increase in their provisioning prior to the acquisition.
L. Feldman	For them, not for you?
D. Byrne	Right.
B. Ruegamer
Our provision was deemed adequate by the OTS, and it was deemed adequate by our audit. However, in view of the fact that we are converting from a savings bank, we're going into more commercial, agricultural and consumer lending, it would be wise for us or Sterling to continue to increase the reserve as a little larger percentage of loans outstanding.
L. Feldman
I may want to come back to the agriculture issue in a little bit. Dan, can you talk about at the end of the second quarter you got rid of the last of the CDI regarding the Big Sky and the key acquisitions, but you're going to be having some CDI here. Can you give us some color on what the effects are going to be on that? Are we looking about half a penny to a penny a share per quarter, or are you looking for more?
D. Byrne
Well I think what we've got on one of the slides there is the amortization about $400,000 per year, based on our current estimates. We've had some discussions with our accountants, both with respect to the allocation between core deposit intangible as well as goodwill. We've taken the conservative calculation, in terms of our modeling and projections on the pro formas, to assume it's all going to be core deposit intangibles. However, we're also having some discussions that could ultimately shift some of that into goodwill. But the impact is about $400,000 of what our estimates are currently.
L. Feldman	I'll step back again.
Coordinator	Thank you. To close today's conference call I'm going to turn the meeting back to Ms. Heidi Stanley.

H. Stanley
Well I would like to thank all of you very much for your participation, and we do look forward to talking to you again very, very soon at the end of the third quarter. Sterling's earnings release the third quarter is scheduled for October 22nd at 1:15 p.m., with our conference call scheduled for the following morning at 8:00 p.m. Pacific time. PR Newswire will distribute the details of the conference call in the next couple of weeks, so you'll get additional notice.
I'd like to thank you all again for your participation. Have a safe weekend. Thank you.
Coordinator	This concludes today's conference call. Again, thank you for joining us.